

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2024

Wes Cummins
Chief Executive Officer
Applied Digital Corp.
3811 Turtle Creek Blvd., Suite 2100
Dallas, TX 75219

      Re: Applied Digital Corp.
            Registration Statement on Form S-3
            Filed May 6, 2024
            File No. 333-279155

Dear Wes Cummins:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Uwem Bassey at 202-551-3433 or Matthew Derby at 202-551-3334 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Technology

cc: Carol Sherman